UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2012

On August 31, 2012, the registrant issued a press release pertaining to its results of operations for the three month period ended June 30, 2012. Attached hereto is a copy of the press release. The financial and operational information contained in the press release is based on unaudited condensed consolidated financial statements presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Juan Manuel Parada
	Name:	Juan Manuel Parada
	Title:	Chief Financial Officer

Date: August 31, 2012

Cencosud S.A.

(NYSE: CNCO)

Second Quarter2012 Conference Call

Scheduled for:

Tuesday, September 4, 2012

10:00 a.m. Santiago / 9:00 a.m. Eastern time

You are invited to participate on a conference call with Cencosud S.A. (NYSE: CNCO), to discuss the Company’s results for the second quarter ended June 30, 2012, which will be reported after the market closes on Friday, August 31, 2012. Daniel Rodriguez, CEO, Juan Manuel Parada, CFO, and Marisol Fernandez, IR Manager, will host the call on Tuesday, September 4, 2012. Remarks will be followed by a question and answer period.

Please use the following link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator. You may pre-register at any time, including up to and after the call start-time.

To pre-register please go to:

http://services.choruscall.com/diamondpass/registration?confirmationNumber=10017830

To participate on the day of the call, dial +1(877) 270-2148 or +1(412) 902-6510 approximately ten minutes before the call and tell the operator you wish to join the Cencosud Conference Call.

To listen to a live broadcast of the call over the Internet or to review the archived call, please visit http://www.cencosud.cl/eng/inversionistas.htm.

The archived version of the webcast and a telephone replay of the conference call will be available at approximately 12:00 p.m. Santiago / 11:00 a.m. Eastern time until October 5, 2012. Callers can access the telephonic replay by dialing +1 (877) 344-7529 or +1 (412) 317-0088 and utilizing the pass code 10017830 when prompted.

Thank you for your interest.

For information please contact:
Marisol Fernandez	Natalia Nacif
IR Manager	IR Analyst
Phone +562 959 0545	+562 959 0368

Email ir@cencosud.cl

Website www.cencosud.cl

Corporate Communications
Phone	+562 959 0024
Email	andrea.brajovic@cencosud.cl

Earnings Release

Second Quarter 2012

Growing sales drive top line increase

•	Revenue expanded 22% (CLP) year-on-year, driven in part by the acquisition of Prezunic and Johnson

•	Cencosud debuted on New York Stock Exchange on June 21, 2012 under the ticker “CNCO”

•

On June 13, 2012 Cencosud opened Costanera Center, the largest shopping mall in South America and a landmark for the city of Santiago, Chile, increasing total regional GLA to 702,764 m2 with the addition of 140,000 m2 of GLA

•	Revenues for the Paris department stores increased 8% year over year and gross margin improved to 30%. EBITDA margin reached 9.0% in the quarter reaching CLP 16,009 million

Financial Highlights Q2 2012

•

Cencosud registered a 22% YoY increase in revenues, mainly due to the consolidation of Prezunic and Johnson, double-digit Same Store Sales (SSS) in Argentina and the opening of 82 new stores versus 2Q11.

•	Operating Income[1] in 2Q12 totaled CLP 116,960 million, a decrease of 12% versus 2Q11.

•	Net income decreased 43% versus 2Q11, reflecting higher SG&A and non-operating losses due to increased financial costs and larger losses from foreign exchange variations.

•

The Company reported EBITDA[2] of CLP 138,027 million, down 10% YoY due to the effect of the variation of the UBS option (CLP -5,529 million) on the sale of its stake in Argentina’s Jumbo market to the Company, lower results from the Financial Services segment due to the restructure of Banco Paris (CLP -4,532 million) and in a lower extent lower results from Financial Services Brazil (CLP -692 million).

•	The Paris department store EBITDA margin was 9.0% in 2Q12, while Johnson EBITDA improved from negative CLP 4,790 million in 1Q12 to negative CLP 1,093 million in 2Q12.

[1]

On March 21 2012 the Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, where by Operating Results now includes Other Gain (Losses).

[2]

Please see “Reconciliation of Non-IFRS measures” starting on page 31 for a reconciliation of EBIT, EBITDA and Adjusted EBITDA to Profit/Loss. EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA is defined as EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect foreign exchange differences, increases (decreases) on revaluation of investment properties and gains or (losses) from indexation. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of gross sales.

Cencosud Key Events for 2012

•	April 2, 2012: Shareholders approved the payment of a dividend of CLP $23.52339 per share that was paid on May 4 2012.

•

April 24, 2012: Cencosud celebrated its Annual Ordinary Shareholders Meeting and elected as members of the Board: Horst Paulmann, Heike Paulmann, Peter Paulmann, Sven Von Appen, Roberto Philipps*, Cristián Eyzaguirre*, Erasmo Wong, Julio Moura and David Gallagher*.

•	April 27, 2012: The Board elected Mr. Horst Paulmann as the Chairman, and Mr. David Gallagher and Mr. Cristian Eyzaguirre as President and Secretary of the Board’s Committee, respectively.

•

May 22, 2012: The Company announced the appointment of Mr. Juan Manuel Parada as CFO. Mr. Parada has worked with the Company since 2008 as CEO of the Supermarkets Operation in Peru. He holds a Bachelor of Business Administration from Blas Pascal University of Córdoba, Argentina and has an MBA from the MIT Sloan School of Management.

•

June 13, 2012: Inauguration of Costanera Center Shopping Mall, a landmark development for the city of Santiago, with a total of 140,000 square meters of gross leasable area. As of August 2012, 297 stores are already leased (of a projected total of 326 stores, including Jumbo, Paris and Easy). Costanera Center currently has an occupancy rate of 91.1%.

•	June 21, 2012: The Company priced its SEC-registered equity offering of 105 million common shares in the form of common shares and American Depositary Shares (ADS).

•

June 22, 2012: The Company commenced trading its ADSs on the NYSE under the symbol “CNCO.” The Company also commenced its preemptive rights offering at the IPO price of CLP 2,600 per share that was completed on July 20, 2012. The Company’s controlling shareholders waived their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering.

•	June 29, 2012: Cencosud acquired the remaining 38.61% equity interest in its subsidiary, Jumbo Retail Argentina S.A. from UBS A.G. London for US$484 million.

*	Members of the Board’s Committee.

•	As of July 31, 2012 the Ownership Structure of the Company was:

•	August, 2012: Trust and commitment of our staff led Prezunic, our supermarkets chain in Rio de Janeiro Brazil, to be ranked as a Great Place to Work in Brazil.

Retail Market Commentary2

The Latin American retail market was characterized by continuing growth in the second quarter, even as many economies in the region slowed.

In Chile, Cencosud’s largest market, consumer confidence remained strong, with the IPEC consumer confidence index (IPEC, Indice de Percepcion de la Economia published by AdimarkGfK) reaching 50.4 points in July. This trend reflects the relative strength of Chile’s economy, which grew 5.5% in the second quarter, and domestic demand, which gained 7.1% reported by the Chilean Central Bank on August 20, 2012. These trends reflected in Cencosud’s performance in the key supermarkets sector, where same store sales grew 5.5%, driven by a 7.6% increase in the size of the average ticket. Chile’s supermarket sales, as measured by the ISUP index (ISUP, Indice de Ventas de Supermercados) and published monthly by the Chilean National Statistical Institute, rose year-on-year in April, May and June by 4.8%, 5.3% and 12.3%, respectively.

In Brazil, Latin America’s largest economy, there has been a slowdown in economic activity, which has impacted the performance of retailers. Consumer confidence declined in May, June and July, according to surveys by the private research institute, Fundação Getúlio Vargas and published monthly, and a Central Bank survey of 100 analysts published on August 20 shows that the economy is expected to grow by 1.8% in 2012, compared with 2.7% in 2011 and 7.5% in 2010. While growth in the second half was slower than expected, inflation for the year is expected to reach 5.15%, according to the August 20 Central Bank survey. Cencosud’s same store sales performance broadly reflects this slowdown, with a 1.7% increase in the second quarter, compared with a 2.6% increase in the first quarter. Retail sales in Brazil grew 1.5% in June according to the government statistics agency IBGE (IBGE, Instituto Brasileiro de Geografia e Estatistica) reported on August 16, more than expected, and the Company’s average ticket for same store sales grew 6.4%. The outlook for the second half of the year and 2013 is more optimistic, according to Finance Minister, Guido Mantega forecasted on August 16 that the economy will grow at an annual rate of 4% by the end of this year.

[2]	See “References” for source information.

Argentina’s economy is undergoing a slowdown. Official economic figures from the government statistics agency, the INDEC (INDEC, Instituto Nacional de Estadistica y Censos), published on August 17, put economic growth at 5.3% in the 12 months through June, compared with 8.9% growth in 2011. Cencosud’s same store sales for the quarter rose 19.2%. The Torcuato di Tella University’s study of inflation expectations in its August 2012 bulletin shows Argentines are expecting inflation of 30% in the next 12 months, while the consumer confidence index, ICC (ICC, El Indice de Confianza del Consumidor) measured by the same institution has noted a decline in consumer confidence in June and July as published in its July and August 2012 bulletins. On the other hand, supermarket sales volume climbed 16.0%, 13.1% and 11.8% in April, May and June year-on-year respectively, according to the INDEC national statistics bureau.

Despite external uncertainties, the Peruvian economy continues to grow at a rate of 6.1% in the second quarter of 2012 compared to the same period of the previous year, according to the National Institute of Statistics and Informatics of Peru (INEI). This growth was mainly driven by domestic demand, particularly in the areas of construction (17%), commerce (6.4%), agriculture (5.9%)  and other services (7.1%).

Financial Results

All figures are in Chilean pesos (CLP), except as otherwise provided, and presented in accordance with International Financial Reporting Standards (IFRS). Variations (%) refer to the comparison between the 2Q2011 and 2Q2012.

The figures and variations (%) expressed in USD were converted from Chilean pesos based on end-of-period exchange rates of CLP 468.15 and CLP 501.84 as of 2Q11 and 2Q12, respectively.

The exchange rates at the end of June 2011, December 2011 and June 2012, and the variations between 2Q2011 and 2Q2012 are:

Date	06/30/2012	12/31/2011	06/30/2011	% change June 2012 vs June 2011
CLP / USD	501.84	519.20	468.15	7.2%
CLP / AR$	110.88	120.74	114.02	-2.8%
CLP / Colombian	0.28	0.27	0.26	7.7%
CLP / Peruvian Nuevo Sol	188.45	193.27	170.30	10.7%
CLP / Brazilian Real	250.08	278.23	300.10	-16.7%

Overview Q2 2012

Figures in USD MM	Q2 2012	Q2 2011	Change in USD (%)	Change in CLP (%)
Revenues	4,379	3,860	13.4%	21.6%
Chile	1,739	1,631	6.6%	14.3%
Brazil	1,049	826	27.0%	36.1%
Argentina	1,222	1,077	13.4%	21.6%
Peru	349	307	13.9%	22.0%
Colombia	21	20	6.2%	13.8%
Operating Results	233	283	-17.6%	-11.7%
Net Income	73	138	-46.8%	-43.0%

Stores	920	773	19.0%	19.0%
Selling Space (m2)	3,495,857	2,914,881	19.9%	19.9%
Employees (full time-basis)	140,875	123,097	14.4%	14.4%

Consolidated Performance

Revenues

	Second Quarter					Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2012	2012	2011	Δ %	Δ %	2012	2011	Δ%	Δ%
Revenues	4,379	2,197,784	1,807,214	21.6%	13.4%	4,366,693	3,545,848	23.1%	14.9%
Supermarkets	3,229	1,620,307	1,319,720	22.8%	14.5%	3,236,210	2,587,947	25.0%	16.7%
Home Improvement	507	254,414	215,816	17.9%	10.0%	513,734	442,990	16.0%	8.2%
Department Stores	421	211,395	165,572	27.7%	19.1%	395,875	309,184	28.0%	19.4%
Shopping Centers	73	36,731	30,912	18.8%	10.8%	69,543	60,470	15.0%	7.3%
Financial Services	143	71,672	72,243	-0.8%	-7.5%	144,122	138,213	4.3%	-2.7%
Other	7	3,265	2,951	10.6%	3.2%	7,210	7,045	2.3%	-4.5%

Consolidated revenues were CLP 2,198 bn in the second quarter of 2012, compared with CLP 1,807 bn in the second quarter of 2011, a 22% increase YoY. This increase was driven by double-digit SSS in Argentina, the acquisitions of Prezunic and Johnson, positive SSS across all lines of retail businesses, and the increase of 20% in selling area in 2Q12 versus the same period last year.

•

Supermarket revenues in 2Q12 increased 22.8% YoY, reaching CLP 1,620 bn, driven by the consolidation of Prezunic, double-digit SSS in Argentina, positive SSS in Chile and Peru, and the opening of 82 new supermarkets in the region since June 2011 (+17% increase in selling space). These increases were partially offset by depreciation of the Brazilian Real and the Argentine peso against the Chilean peso.

•

Home Improvement revenues increased 17.9% YoY, reaching CLP 254 bn in 2Q12. The growth reflects double-digit SSS growth in Argentina (+31.0%) and positive SSS in Chile and Colombia, the opening of the Easy store in the Costanera Center shopping mall in June, and the three months operation of Calama’s store compared with only one and a half months of operation in 2Q11. Other factors driving this increase include the growth in the wholesale and retail businesses in Chile.

•	Department Store revenues totaled CLP 211 bn, +27.7% YoY, driven by the consolidation of Johnson, two new Paris Stores opened since 2Q11 (Osorno and Costanera) and a 5.5% increase in SSS.

•	Shopping Center revenues grew 18.8% YoY, reaching CLP 37 bn after the enlargement of one shopping center in Chile (Belloto) and the opening of the Costanera Center and Portal Osorno.

•

Financial Services operations showed a decrease in revenue of 0.8% YoY, totaling CLP 72 bn, reflecting a decrease in revenues from Chile due to lower revenues from sales of insurance policies (-CLP 2,805 million), as a result of changes in Chilean insurance regulations and lower revenues from Banco Paris[3] (CLP -3,615 million) due to a reduction in the size of the loan portfolio loans and interest rate. This was partially offset by higher revenues in Argentina and Peru, mainly due to larger loan portfolios, and the incorporation of the Johnson portfolio (CLP 3,254 million).

Revenues by Business 4

[3]	Banco Paris is the entity of banking services in Chile.
[4]	Net revenues do not include revenues from the “Other” segment.

Gross Margin

	Second Quarter					Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2012	2012	2011	Δ%	Δ%	2012	2011	Δ%	Δ%
Gross Profit	1,244	624,416	525,024	18.9%	10.9%	1,227,218	1,025,681	19.6%	11.6%
Supermarkets	804	403,588	329,604	22.4%	14.2%	800,321	641,001	24.9%	16.5%
Home Improvement	159	79,924	67,272	18.8%	10.8%	161,322	137,296	17.5%	9.6%
Department Stores	125	62,657	49,364	26.9%	18.4%	110,080	88,929	23.8%	15.5%
Shopping Centers	63	31,725	26,873	18.1%	10.1%	59,437	51,793	14.8%	7.1%
Financial Services	88	44,177	51,137	-13.6%	-19.4%	90,168	102,603	-12.1%	-18.0%
Other	5	2,345	773	203.3%	182.9%	5,891	4,058	-45.1%	35.4%

Gross Margin (%)		28.4%	29.1%	-64.0	bps	28.1%	28.9%	-82.2	bps

Gross margin for the quarter decreased from 29.1% in 2Q11 to 28.4% in 2Q12, driven by the consolidation of Prezunic in the Supermarkets segment and Johnson in the Department Stores segment.

Gross Margin 5 by Business

•

Supermarkets gross margin was 24.9%, remaining essentially unchanged YoY due mainly to improvement in the Chilean and Argentine operations, partially offset by lower results from Peru and Brazil, as a consequence of the integration of Prezunic consolidation offset by the better performance of Bretas and GBarbosa.

•	Home Improvement gross margin increased to 31.4% in 2Q12 from 31.2% in 2Q11 mainly due to higher margins in Argentina.

•	Department Stores gross margin decreased slightly from 29.8% in 2Q11 to 29.6% in 2Q12 reflecting the consolidation of Johnson and partially offset by a better performance of Paris Stores.

•	Shopping Centers gross margin decreased to 86.4% from 86.9% in 2Q11, reflecting a slowdown in the Argentine operation.

•

Financial Services posted a decrease in gross margin, reaching 61.6% in 2Q12 versus 70.8% in 2Q11, reflecting higher costs due to a CLP 1,272 million liability provision in Chile in the month of April incurred in connection with a dispute with third-party payment collector Mis Cuentas[6], higher costs as a result of the incorporation of Johnson (CLP 1,263 million), and a higher charge related to risk (CLP 5.896 million) in the division due to a larger portfolio (average in the first six months of the year versus 2011) and a slight one-time increase in the risk ratio in Chile.

[5]	Gross profit does not include gross profit from the “Other” segment.
[6]

In the first quarter 2012 the company Mis Cuentas was accused of misappropriation of funds by a competitor in the Department Stores segment. This company was responsible for the collection of payments for credit card clients in the form of electronic payment.

Selling, General and Administrative Expenses (SG&A)

	Second Quarter					Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2012	2012	2011	Δ%	Δ%	2012	2011	Δ%	Δ%
SG&A expenses	-1,050	-526,686	-399,266	31.9%	23.1%	-1,010,578	-781,317	29.3%	20.7%
Supermarkets	-690	-346,179	-258,688	33.8%	24.8%	-669,625	-507,721	31.9%	23.0%
Home Improvement	-140	-70,469	-57,268	23.1%	14.8%	-131,144	-109,548	19.7%	11.7%
Department Stores	-110	-55,003	-38,181	44.1%	34.4%	-106,184	-75,600	40.5%	31.0%
Shopping Centers	-11	-5,691	-4,301	32.3%	23.4%	-13,317	-9,727	36.9%	27.7%
Financial Services	-57	-28,698	-22,771	26.0%	17.6%	-51,243	-45,301	13.1%	5.5%
Other	-41	-20,646	-18,057	14.3%	6.7%	-39,064	-33,420	16.9%	9.0%

SG&A Margin (%)		-24.0%	-22.1%	-187.2	bps	-23.1%	-22.0%	-110.8	bps

SG&A expenses in 2Q12 were CLP 526,686 million, a 31.9% increase YoY, reflecting the Company’s increased revenues, the negative impact from the consolidation of Prezunic into the Brazilian supermarket operations, the increase in personnel expenses in Argentina and the integration of Johnson in the Department Stores segment. The increase in personnel expenses in Argentina is due to the wage increases in the country, following annual industry labor negotiations, reflecting higher inflation rates. This year the increase in local currency was 24%.

Operating Income

	Second Quarter					Six-Month, ended June 30th
	USD MM	MMCh$ as of June 30th			USD	MMCh$ as of June 30th			USD
	2012	2012	2011	Δ%	Δ%	2012	2011	Δ%	Δ%
Operating Income	233	116,960	132,483	-11.7%	-17.6%	250,050	265,745	-5.9%	-12.2%
Supermarkets	117	58,506	72,725	-19.6%	-25.0%	133,069	136,790	-2.7%	-9.3%
Home Improvement	19	9,502	10,041	-5.4%	-11.7%	30,282	27,819	8.9%	1.5%
Department Stores	15	7,743	11,188	-30.8%	-35.4%	4,080	13,334	-69.4%	-71.5%
Shopping Centers	88	44,243	30,818	43.6%	33.9%	85,318	62,486	36.5%	27.4%
Financial Services	31	15,535	28,228	-45.0%	-48.7%	38,980	57,322	-32.0%	-36.6%
Others	-37	-18,569	-20,517	9.5%	-15.6%	-41,679	-32,006	-30.2%	21.5%

Operating Margin (%)		5.3%	7.3%	-200.9	bps	5.7%	7.5%	-176.8	bps

Operating Income 9 by Business

•

Supermarket operating income was CLP 58,506 million in 2Q12, compared with CLP 72,725 million in 2Q11, an 20% decrease YoY. The Company posted lower results from its Argentine operations because of an increase in the industry wages (in AR$ terms the salaries in Argentina increased approximately 25% YoY), due to the annual industry labor negotiations and the change in the value of the Argentine peso. The decrease also reflects weaker results in the Brazilian operation after the consolidation of Prezunic and lower results in GBarbosa. On the other hand, both the Chilean and Peruvian operations both improved their results, the latter despite the increase in the minimum wage in Peru.[10]

•

Home Improvement operating income was CLP 9,502 million in 2Q12, a decrease of 5% YoY, mainly due to a weaker performance in Argentina, offset by an improved performance in the Chilean unit. In the case of Argentina, the operating income was affected by the increase in SG&A, specifically in personnel expenses due to the labor negotiations. In Colombia, in January 2012 the Company implemented initiatives to optimize personnel costs and improve processes, resulting in lower operating losses.

•

Department Stores operating income in 2Q12 amounted to CLP 7,743 million versus CLP 11,188 million recorded in 2Q11. The result reflects the integration of Johnson stores that registered a second quarter loss of CLP 3,970 million[11]. Looking exclusively at the performance of Paris Stores, operating income increased by 5% in 2Q12 versus the same period last year.

•

Shopping Center operating income increased 44% to CLP 44,243 million, mainly due to the revaluation of investment properties (CLP 18,205 million), in the case of Chile based on the incorporation of the NPV of the parking offset by lower revaluation after the increase in the risk ratio from Argentina. In addition, the Company accounted higher operating income after the opening of Costanera and Osorno shopping malls.

•

Financial Services operating income decreased 45% reflecting higher costs due to higher SG&A in 2Q11 (CLP 4,532 million) in Chile, which as a result of the restructuring of the Bank in Chile, included the impact of employee benefits, fixed asset write-offs and early termination of leases. In addition, operating income in Chile was affected by the incorporation of Johnson financial services.

[9]	Operating income Graphics does not include income from the “Other” segment, Other income by function and Other gain (losses).
[10]

The minimum wage increased to 750 Peruvian soles from 600 Peruvian soles in two installments; in August of 2011 from 600 Peruvian soles to 675 Peruvian soles and in June 2012 increased from 675 Peruvian soles to 750 Peruvian soles.

[11]	The operating income of Johnson for 1Q12 was a loss of CLP 6,685 million.

Non Operating Income12

	Second Quarter			Six-Months, ended June 30th
	CLP MM as of June 30th			CLP MM as of June 30th
	2012	2011	Δ%	2012	2011	Δ%
Non Operating Income
Share of Profit from Equity-Accounted Associates	1,140	502	127.3%	2,240	1,689	32.6%
Financial Income	1,881	2,224	-15.5%	4,688	5,913	-20.7%
Finance Costs [for Non-Financial Activities]	-48,230	-35,329	36.5%	-98,014	-69,283	41.5%
Income (loss) from foreign exchange variations	-9,226	1,723	-635.6%	-2,607	-1,957	33.2%
Result of indexation units	-5,381	-10,518	48.8%	-14,029	-16,777	-16.4%

	-59,816	-41,399	44.5%	-107,721	-80,415	34.0%

In 2Q12, the Company registered a non-operating loss of CLP 59,816 million, compared to a non-operating loss of CLP 41,399 million in 2Q11. This result is mainly due to an increase in Finance Costs due to higher financial debt and less cash available as a consequence of the acquisition of Prezunic and Johnson as well as higher losses in foreign exchange variations.

Net Income

Net income for the quarter was CLP 36,702 million, a drop of 43% versus CLP 64,373 million recorded in 2Q11 primarily due to a reduction in operating income of 12% compared to the first quarter of 2011 driven by higher costs related to the integration of new businesses, higher labor expenses and the lower performance of the financial services business. In addition, on a non-operating basis, financing costs increased and foreign exchange losses weighed heavily on the quarter’s results.

EBITDA

	Second Quarter					Six-Month, ended June 30th
	USD MM	CLP MM as of June 30th			USD	CLP MM as of June 30th			USD
	2012	2012	2011	Δ%	Δ%	2012	2011	Δ%	Δ%
EBITDA	275	138,027	152,658	-9.6%	-15.7%	302,185	306,682	-1.5%	-8.1%
Supermarkets	158	79,355	90,580	-12.4%	-18.3%	173,848	173,285	0.3%	-6.4%
Home Improvement	27	13,777	14,025	-1.8%	-8.4%	38,788	36,088	7.5%	0.3%
Department Stores	30	14,916	15,405	-3.2%	-9.7%	17,305	21,736	-20.4%	-25.7%
Shopping Centers	91	45,820	31,893	43.7%	34.0%	88,444	65,318	35.4%	26.3%
Financial Services	33	16,507	28,960	-43.0%	-46.8%	40,528	58,836	-31.1%	-35.7%
Other	-64	-32,348	-28,205	-14.7%	7.0%	-56,728	-48,581	-16.8%	8.9%

EBITDA Margin (%)		6.3%	8.4%	-216.7	bps	6.9%	8.6%	-172.9	bps

Consolidated EBITDA for the quarter decreased 9.6%, reaching CLP 138,027 million, compared to CLP 152,658 million in 2Q11.

[12]

Non Operating Income includes “Participation in profit or loss of equity method associates” that was previously included in Operating Income. The Chilean Superintendency of Securities and Insurance, “Superintendencia de Valores y Seguros” or SVS, published a new model presentation of financial Statements 2012, on March 21 2012, where by Operating Results now includes Other Gain (Losses)

Analysis by Business and Country

Hypermarkets & Supermarkets

Chile

CHILE – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	6.6%	5.5%			5.8%
2011	5.4%	4.4%	4.6%	4.6%	4.9%	4.8%	4.7%
2010	3.0%	4.5%	7.0%	8.6%	3.7%	4.9%	5.9%
N° Same Store Tickets[13]
2012	9.2%	-2.5%			3.3%
2011	4.7%	-2.2%	-3.6%	-2.5%	1.2%	-0.5%	-1.1%
2010	-4.4%	-0.2%	-1.9%	0.0%	-2.3%	-2.1%	-1.6%
SS Average Ticket Nominal
2012	-2.4%	7.6%			2.4%
2011	0.7%	6.7%	8.5%	7.3%	3.7%	5.3%	5.8%
2010	7.7%	4.7%	9.0%	8.7%	6.1%	7.1%	7.6%

*	Measured in local currency.

In 2Q12 the number of same store tickets decreased mainly due to a decrease in the number of same store tickets (-3.9%) in our Santa Isabel stores. The decrease in our Santa Isabel is mainly due to the opening of new stores by competitors in nearby areas (85%) and store remodeling in the month of April and May, and to a lesser extent due to cannibalization (15%) because of the opening of new Cencosud supermarkets in the area.

Argentina

ARGENTINA – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	22.3%	19.2%			20.6%
2011	23.8%	23.0%	22.9%	22.8%	23.4%	23.2%	22.5%
2010	21.4%	25.9%	27.0%	26.3%	23.7%	24.8%	25.2%
N° Same Store Tickets
2012	-0.8%	-0.8%			-0.8%
2011	-4.7%	-4.9%	-4.3%	-2.4%	-4.8%	-4.6%	-4.1%
2010	-2.2%	-0.9%	-1.2%	-2.8%	-1.5%	-1.4%	-1.8%
SS Average Ticket Nominal
2012	23.3%	20.2%			21.6%
2011	29.8%	29.4%	28.5%	25.8%	29.6%	29.2%	28.3%
2010	24.1%	27.0%	28.5%	29.9%	25.6%	26.6%	27.5%

*	Measured in local currency.

[1][3]	The number of tickets refers to the number of receipts.

Brazil

BRAZIL – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	2.6%	1.7%			2.2%
2011	4.6%	3.5%	0.0%	-0.3%	4.0%	2.5%	1.4%
2010	11.0%	4.5%	8.2%	5.1%	7.6%	7.8%	7.1%
N° Same Store Tickets
2012	-3.1%	-4.4%			-3.7%
2011	-2.0%	5.7%	0.9%	-12.9%	1.8%	1.5%	-4.4%
2010	1.6%	-4.7%	-3.5%	-5.3%	-1.6%	-2.2%	-3.0%
SS Average Ticket Nominal
2012	5.9%	6.4%			6.1%
2011	6.7%	-2.1%	-0.9%	14.4%	2.2%	1.0%	6.2%
2010	9.2%	9.7%	12.2%	10.9%	9.4%	10.3%	10.4%
* Measured in local currency.
* Does not include Bretas.

BRAZIL – PREZUNIC
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	11,5%	10,0%			10,7%
N° Same Store Tickets
2012	2,3%	-1,5%			0,4%
SS Average Ticket Nominal
2012	8,9%	11,6%			10,3%

As indicated in the table above, the Company has not seen a deceleration in Brazil in 2012. Prezunic, our chain based in Rio de Janeiro, has shown double-digit SSS increases during the year. The overall performance in Brazil has been affected by the implementation of SAP that aims to have a single SAP platform for supermarkets in Brazil. The project consists in 3 stages. The first stage is expected to end by September with the integration of the second distribution center of GBarbosa, our supermarket chain in the northeast of Brazil. The second stage ends with the inclusion of Bretas in March 2013 and the third stage ends with the incorporation of Prezunic on June 2013.

Net revenues for Brazil Supermarkets were CLP 525,043 million in 2Q12, a 36.4% increase YoY. This increase was partly driven by the consolidation of Prezunic, which added sales of CLP 154,000 million as well as selling space of 72,108 sq2.

Peru

PERU – HYPERMARKETS & SUPERMARKETS
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	8.6%	4.3%			6.4%
2011	1.7%	4.5%	10.4%	8.7%	3.1%	5.6%	6.5%
2010	-2.6%	-3.3%	-2.2%	-1.4%	-3.0%	-2.7%	-2.3%
N° Same Store Tickets
2012	1.5%	0.2%			0.8%
2011	-2.2%	-1.8%	0.0%	0.8%	-2.0%	-1.3%	-0.8%
2010	-0.7%	0.3%	-0.3%	-1.9%	-0.2%	-0.2%	-0.7%
SS Average Ticket Nominal
2012	7.0%	4.1%			5.5%
2011	3.9%	6.5%	10.4%	7.8%	5.2%	7.0%	7.3%
2010	-1.9%	-3.6%	-1.9%	0.5%	-2.7%	-2.5%	-1.7%

*	Measured in local currency.

The Company begun expanding beyond Lima and into the provinces in the year 2010 and had 20% of our stores outside of Lima by the end of the year. As of June 2012, the company has 22 of our 75 Peruvian stores outside of Lima, representing 29% of our stores in Peru.

Home Improvement Stores

Chile

EASY CHILE – HOME IMPROVEMENT STORES
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	3.1%	7.8%			5.3%
2011	11.2%	1.7%	1.6%	4.8%	6.4%	4.9%	4.9%
2010	27.3%	27.6%	24.3%	16.9%	27.4%	26.4%	23.7%
N° Same Store Tickets
2012	0.9%	-0.1%			0.4%
2011	11.0%	5.1%	5.8%	5.2%	8.0%	7.3%	6.7%
2010	15.1%	15.6%	14.2%	13.2%	15.4%	15.0%	14.5%
SS Average Ticket Nominal
2012	2.1%	7.9%			4.9%
2011	0.2%	-3.2%	-4.0%	-0.4%	-1.5%	-2.3%	-1.7%
2010	10.5%	10.4%	8.8%	3.3%	10.5%	9.9%	8.1%

*	Measured in local currency.

Argentina

EASY ARGENTINA – HOME IMPROVEMENT STORES
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	30.0%	31.0%			30.5%
2011	28.0%	26.2%	34.2%	38.3%	27.1%	29.7%	32.3%
2010	22.7%	29.0%	23.3%	35.2%	25.8%	24.9%	27.8%
N° Same Store Tickets
2012	2.8%	4.4%			3.6%
2011	1.1%	1.5%	5.0%	10.0%	1.3%	2.6%	4.6%
2010	0.1%	2.3%	-2.0%	3.8%	1.1%	0.1%	1.0%
SS Average Ticket Nominal
2012	27.0%	25.5%			26.0%
2011	26.6%	24.3%	27.8%	25.8%	25.5%	26.4%	26.5%
2010	22.6%	26.2%	25.8%	30.3%	24.4%	24.8%	26.5%

*	Measured in local currency.

SSS does not include Blaisten stores.

Colombia

COLOMBIA – HOME IMPROVEMENT STORES
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	11.2%	5.3%			8.3%
2011	6.7%	12.1%	11.6%	13.9%	10.3%	10.8%	11.8%
2010	-0.1%	-10.9%	-3.9%	-0.6%	-5.7%	-5.1%	-3.6%

N° Same Store Tickets
2012	5.9%	2.3%			4.1%
2011	-10.9%	-10.3%	-5.5%	-2.0%	-10.5%	-8.5%	-6.5%
2010	3.2%	-1.0%	4.5%	0.1%	1.1%	2.2%	1.5%

SS Average Ticket Nominal
2012	5.0%	3.0%			4.0%
2011	19.8%	24.9%	18.0%	16.2%	23.2%	21.1%	19.6%
2010	-3.2%	-10.0%	-8.1%	-0.7%	-6.8%	-7.2%	-4.9%

*	Measured in local currency.

Department Stores

Department Store net revenues for the quarter were CLP 211,395 million, up 27.7% YoY. This growth is mainly due to the consolidation of Johnson Department Stores, which added CLP32,548 million of sales and 118,578 sq2 of selling space as well as growth of 8% in revenues from Paris. The higher revenues from Paris stores are due to a growth of +5.5% in SSS with improvement in all categories, especially in clothing, and the opening of two new stores, Osorno in May and Costanera in June.

PARIS – DEPARTMENT STORES
Nominal Same Store Sales	Q1	Q2	Q3	Q4	6M	9M	12M
2012	9.4%	5.5%			7.3%
2011	17.9%	-1.9%	3.5%	4.7%	6.4%	5.4%	5.2%
2010	11.1%	30.8%	22.4%	15.4%	21.7%	22.0%	19.7%

N° Same Store Tickets
2012	3.3%	-0.6%			1.4%
2011	17.4%	2.0%	-0.3%	-0.1%	9.4%	6.0%	3.9%
2010	-4.7%	21.8%	22.9%	13.3%	7.5%	12.5%	12.7%

SS Average Ticket Nominal
2012	5.7%	6.2%			5.9%
2011	0.4%	-3.9%	3.8%	4.8%	-2.7%	-0.5%	1.2%
2010	16.5%	7.4%	-0.4%	1.9%	13.2%	8.4%	6.2%

*	Measured in local currency.
**	SSS does not include Umbrale and Foster stores.

Gross profit for the quarter increased 26.9% YoY, to CLP 62,657 million. Gross margin fell to 29.6% in 2Q12, from 29.8% in 2Q11, as a result of the integration of Johnson, which registered a margin of 27.5% in 2Q12. This impact was offset by a slight improvement in the margin of Paris stores.

Department Store operating income in 2Q12 was CLP 7,743 million, compared with CLP 11,188 million in 2Q11. Only considering Paris stores, there was an increase of 4.7% in Operating Income, due to an increase in gross margin and an adequate control of SG&A expense due to maintenance of the costs, despite the start-up costs of the two new stores (Osorno and Costanera).

Department Store EBITDA reached CLP 14,916 million, with a margin of 7.1%,. Only considering Paris stores, the margin was 9.0% in 2Q12, which represents an overall EBITDA margin growth of 3.9%. Moreover, during this quarter Johnson showed a significant improvement and reached a negative EBITDA of CLP 1,093 million, compared with the negative EBITDA of CLP 4,790 million in 1Q 2012.

Shopping Centers

Financial Services

Chile14

The decrease in the portfolio is due to exchange rate differences. The portfolio in Chilean pesos increased 0.4% in 2Q12 compared to 2Q11.

Credit Card Loan Portfolio ( USD MM)[15]
	Q1	Q2	Q3	Q4
2012	862	819
2011	847	881	768	861
2010	685	662	741	888

Credit Card Provisions / Loans[16]
	Q1	Q2	Q3	Q4
2012	7.6%	7.9%
2011	7.2%	7.5%	7.5%	7.2%
2010	11.1%	9.4%	9.5%	7.6%

Average loan per customer
	Q1	Q2	Q3	Q4
2012	260,853	257,918
2011	238,800	241,236	245,951	274,083
2010	218,109	219,808	215,455	239,363

Duration (days)
	Q1	Q2	Q3	Q4
2012	148	144
2011	161	162	158	151
2010	175	169	163	163

Monthly statements of account issued in Chile (thousands)
	Q1	Q2	Q3	Q4
2012	1,759	1,719
2011	1,826	1,825	1,819	1,759
2010	1,786	1,746	1,773	1,787

Write-Offs Net / Loans[17]
	Q1	Q2	Q3	Q4
2012	12.8%	12.2%
2011	6.5%	7.0%	8.2%	8.9%
2010	16.6%	15.5%	13.1%	11.9%

Write-Offs Net ( MM $)
	Q1	Q2	Q3	Q4
2012	13,720	25,677
2011	6,608	14,231	25,001	36,385
2010	15,179	28,111	35,590	43,663

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hypermarkets - Chile	2012	18.0%	18.7%
	2011	20.5%	21.4%	20.4%	19.8%
	2010	18.7%	20.3%	22.0%	23.0%
Supermarkets - Chile	2012	7.5%	7.8%
	2011	8.1%	8.6%	7.9%	7.9%
	2010	7.3%	7.8%	8.8%	9.0%
Department stores - Chile	2012	46.9%	50.0%
	2011	50.5%	55.8%	52.6%	53.6%
	2010	49.9%	56.3%	54.8%	54.7%
Home Improvement - Chile	2012	19.6%	19.2%
	2011	20.7%	21.6%	20.4%	20.5%
	2010	21.8%	19.8%	20.6%	23.0%

[14]	Chilean figures do not include Johnson portfolio.
[15]	The loan portfolio and stock of provisions includes 100% of the portfolio in Chile, including CLP 59,369 million of the portfolio sold to Banco Paris on a monthly basis since November, 2008.
[16]

The ratio Provisions / Loan does not include CLP 3,533 million of anti-cyclical provisions registered as of June 2012 which is in accordance with the best practices of the banking industry, and in line with Basil III regulations to anticipate future changes in the macroeconomic environment.

[17]	Corresponds to the net write offs of recovery annualized measured over the average loan portfolio for the period.

Argentina

Credit Card Loan Portfolio (USD MM)
		March	June	Sep	Dec
Argentina	2012	239	237
	2011	185	193	205	243
	2010	77	97	129	176

Credit Card Provisions / Loans[18]
		Q1	Q2	Q3	Q4
Argentina Risk ratio	2012	6.9%	6.0%
	2011	8.4%	10.0%	10.1%	7.6%
	2010	10.2%	9.3%	8.5%	7.5%

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	7.9%	8.7%
	2011	6.8%	7.3%	7.9%	9.1%
	2010	4.3%	5.4%	6.7%	7.4%
Home Improvement	2012	16.0%	17.1%
	2011	14.9%	15.0%	15.3%	18.2%
	2010	7.2%	9.9%	13.8%	15.6%

Peru

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	7.6%	8.6%
	2011	5.2%	8.1%	6.8%	7.0%
	2010	8.5%	8.8%	5.4%	4.7%

[1][8]

Since December 2011, the Company started the write off of bad loans that are past due over 180 days, which are 100% provisioned, following the internal criteria of Cencosud. Due to the change in the criteria, the provisions/loans indicator decreased. Using comparable basis (considering in both periods the loan portfolio that is under 180 days past due), the ratios were 5.4% for June 2012 and 6.0% for June 2011.

Brazil

% Sales With Credit Cards Over Total Sales
		Q1	Q2	Q3	Q4
Hyper/Supermarkets	2012	41.1%	42.3%
	2011	42.0%	44.0%	44.2%	43.5%
	2010	43.1%	45.1%	46.7%	47.1%

Capex

Cencosud’s total proceeds used in investment activities amounted to CLP 434,064 million in 2Q12. Organic capex was CLP 176,441 million and the amount invested in acquisitions amounted to CLP 242,682 million in 2Q12, more than doubled the figures invested the same period last year.

Store Network

In 2Q12, the Company opened 20 new stores and closed five stores. The Supermarket segment opened a total of 5 hypermarkets and 11 supermarkets, and closed a total of 5 supermarkets. Home Improvement opened 1 store and Department Stores opened 2 stores. In addition, due to the consolidation of Prezunic, the Supermarkets in Brazil added 31 new supermarkets, with a total of 72,108 m2 of selling space. In the Department Store segment, as of June 2012 and after the consolidation of Johnson, the Company had a total of 39 stores with 118.578 m2 of selling space.

RECENT OPENINGS

Country		Business	Selling space	Status
Chile	1 Home Improvement	Easy	6,829	Opened
	2 Department Stores	Paris	14,597	Opened
	3 Supermarkets	Santa Isabel	3,376	Opened
	3 Supermarkets	Santa Isabel	6,280	Closed
	1 Shopping Center	Costanera Center	139,566	Opened
	2 Hypermarkets	Jumbo	12,283	Opened

Argentina	4 Supermarkets	Jumbo y Vea	5,114	Opened
	2 Supermarkets	Disco	2,101	Closed

Peru	2 Supermarkets	Metro and Wong	6,399	Opened

Brazil	2 Supermarkets	Bretas	5,958	Opened
	3 Hypermarkets	Gbarbosa and Mercantil Rodriguez	12,117	Opened

			197,859

At the end of June 2012 Cencosud operated 894 stores and 26 shopping centers.

Balance Sheet Summary

Total assets increased by CLP 78.8 billion to CLP 7,734 million compared with December 31, 2011. This increase is mainly due to the increase in goodwill after the acquisition of Prezunic, the third largest supermarket chain in Rio de Janeiro, Brazil.

Net debt, after netting cash and cash equivalents, as well as bank deposits and financial liabilities (including finance leases), totaled CLP 2,551 million compared to CLP 2,111 million as of December 31, 2011 due to additional debt incurred in connection with the acquisition of Prezunic.

The Company used approximately CLP 353,189 million (equivalent to USD 260 million) of the net proceeds from the global offering and the preemptive rights offering to repay: i) all of our outstanding debt under our Santander Short-Term Loan on August 2, 2012 ii) approximately USD 205 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan on July 27, 2012 iii) amounts drawn under our committed credit facility in the aggregate amount of USD 250 million, with an affiliate of J.P. Morgan and an affiliate of Morgan Stanley on July 27, 2012.

Liabilities (not considering Banco Paris) rose, reaching CLP 4,591 billion on June 30, 2012 explained mainly by the purchase of Prezunic in January 2012, the consolidation of Johnson and the funding of the strong expansion of the group. In addition, including the Cross Currency Swaps, at June 30, 2012 41% of the Company’s debt was at variable-rate. After the increase in variable interest rates in Chile, the financial costs of the debt of the Group increased. As a result of these two factors, Cencosud decreased its coverage ratio to 4.02 times on June 30, 2012, compared with 6.32 times as of June 30, 2011.

Working Capital: At June 30, 2012 “Trade and other payables, current” decreased 10.3% compared with December 2011 primarily because we experience greater volume of sales and operations during the month of December, reflecting a seasonal effect of growth in our trade payables. The Turnover Accounts Receivable went from 8.5x in 4Q11 to 9.5x in 2Q12, the Inventory Turnover went from 7.1x in 4Q11 to 7.3x in 2Q12, and the Accounts Payable Rotation went from 3.5x in 4Q11 to 4.3x in 2Q12. The decrease in “Trade and other payables, current” was also due to the devaluation of the local currency in Argentina, Brazil and Peru, versus the Chilean peso.

Financial Ratios

(in times)	Jun-12	Jun-11
Financial debt / Ebitda	3.77	3.06
Financial Expense Ratio	4.03	6.32
Financial Debt / Equity	0.80	0.63
Total Liabilities / Equity	1.54	1.29
Current Assets / Current Liabilities	0.79	0.99

Interest rate risk

As of June 30, 2012, including the cross currency swaps, 59% of the financial debt of the Company was at fixed interest rates, primarily short-term debt and bonds. The remaining percentage of debt was at variable interest rates. Of the variable-rate debt, approximately 98% was indexed to local interest rates (either by its original terms or under derivative arrangements). These percentages include all the Cross Currency Swaps. The Company’s hedging policy also provides for the periodic review of exposure to exchange rate and interest rate risks.

Risks in foreign currency exchange rates

In countries in which Cencosud operates, the majority of costs and revenues are denominated in local currencies. Accordingly, the majority of the Company’s debt is denominated in local currencies. As of June 30, 2012, 33% of consolidated financial debt was denominated in US dollars; of the total financial debt in dollars, 57% was covered using Cross Currency Swaps or other Exchange rate hedges. The policy of the company consists of covering the risk caused by variations in exchange rate on the position of net payable liabilities in foreign currency through market instruments designed for such purposes. The Company’s exposure to the US dollar is 14% of the total debt of the Company. This percentage is higher than in the same prior calendar year due to the credit facility entered into with an affiliate of J.P. Morgan in May 2012 (USD 250 million), which was covered with short forwards. As of July 27, 2012 this credit was re-paid in full.

Forward Looking Statements

This earnings release contains forward-looking statements. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. These forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this earnings release might not occur, and the Company’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in this earnings release relate only to events or information as of the date on which the statements are made. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

References

Chile supermarket sales: http://www.ine.cl/boletines/detalle.php?id=3

Chile GDP growth: http://www.reuters.com/article/2012/08/20/chile-cbank-gdp-idUSL2E8JK2FT20120820

Chile consumer confidence: http://www.adimark.cl/es/estudios/index.asp?id=160

Brazil economic forecast: http://www.bloomberg.com/news/2012-08-20/brazil-economists-reduce-2012-growth-forecast-for-third-week-1-.html

Brazil consumer confidence: http://www.reuters.com/article/2012/07/25/brazil-economy-confidence-idUSL2E8IOBYL20120725

Brazil retail sales: http://in.reuters.com/article/2012/08/16/brazil-economy-retail-idINL2E8JG28P20120816

Argentina consumer confidence: http://www.utdt.edu/ver_contenido.php?id_contenido=4740&id_item_menu=7577

Argentina inflation expectations: http://www.utdt.edu/ver_contenido.php?id_contenido=4741&id_item_menu=7559

Argentina economic growth: http://www.reuters.com/article/2012/08/17/argentina-economy-idUSL2E8JHHRG20120817

Operating Data by Business Segment and Country

		Second Quarter
		2012	2011
Number of stores at end of period):

Supermarkets[19]:	Chile	193	172
	Argentina	274	256
	Brazil	194	137
	Peru	75	66
	Supermarkets subtotal	736	631

Home Improvement:	Chile	30	29
	Argentina	48	49
	Colombia	4	4
	Home Improvement subtotal	82	82

Department Stores[20]:	Chile	76	35
	Department Stores subtotal	76	35

Shopping Centers:	Chile	10	9
	Argentina	14	14
	Peru	2	2
	Shopping Centers subtotal	26	25

Total		920	773

Total selling space (at end of period)

Supermarkets:	Chile	475,733	427,178
	Argentina	510,000	472,913
	Brazil	481,417	346,081
	Peru	244,316	211,602
	Supermarkets subtotal	1,711,465	1,457,774

Home Improvement:	Chile	283,154	276,325
	Argentina	391,654	364,317
	Colombia	35,360	34,309
	Home Improvement subtotal	710,168	674,951

Department Stores:	Chile	371,460	237,627
	Department Stores subtotal	371,460	237,627

Shopping Centers:	Chile	422,259	273,983
	Argentina	231,183	215,796
	Peru	49,322	54,750
	Shopping Centers subtotal	702,764	544,529

Total		3,495,857	2,914,881

Average selling space per store:

Supermarkets:	Chile	2,465	2,484
	Argentina	1,861	1,847
	Brazil	2,482	2,526
	Peru	3,258	3,206

Home Improvement:	Chile	9,438	9,528
	Argentina	8,159	7,435
	Colombia	8,840	8,577

Department Stores:	Chile	4,888	6,789
		4,888	6,789

Shopping Centers:	Chile	42,226	30,443
	Argentina	16,513	15,414
	Peru	24,661	27,375
		27,029	21,781

[19]	Includes 31 new stores and 72,108 square meters of selling space from Prezunic.
[20]	Includes 39 new stores and 118,578 square meters of selling space from Johnsons.

		Second Quarter		Six-Month, ended June 30th
Average sales per store (in CLP$ millions):		2012	2011	2012	2011

Supermarkets:	Chile	2,535	2,512	4,973	4,910
	Argentina	1,591	1,418	3,144	2,810
	Brazil	2,706	2,809	5,547	5,427
	Peru	2,268	2,118	4,517	4,251
	Supermarkets subtotal	2,202	2,091	4,397	4,101
Home Improvement:	Chile	3,221	3,090	6,543	6,389
	Argentina	3,067	2,386	6,168	4,884
	Colombia	2,641	2,319	5,345	4,599
	Home Improvement subtotal	3,103	2,632	6,265	5,402
Department Stores:	Chile	2,782	4,731	5,209	8,834
	Department Stores subtotal	2,782	4,731	5,209	8,834
Shopping Centers:	Chile	1,865	1,761	3,510	3,386
	Argentina	1,163	985	2,218	1,955
	Peru	902	638	1,695	1,316
	Shopping Centers subtotal	1,413	1,236	2,675	2,419

Sales per square meter (in CLP$ millions):		2012	2011	2012	2011

Supermarkets:	Chile	1.03	1.01	2.02	1.98
	Argentina	0.85	0.77	1.69	1.52
	Brazil	1.09	1.11	2.24	2.15
	Peru	0.70	0.66	1.39	1.33
	Supermarkets subtotal	0.95	0.91	1.89	1.78
Home Improvement:	Chile	0.34	0.32	0.69	0.67
	Argentina	0.38	0.32	0.76	0.66
	Colombia	0.30	0.27	0.60	0.54
	Home Improvement subtotal	0.36	0.32	0.72	0.66
Department Stores:	Chile	0.57	0.70	1.07	1.30
	Department Stores subtotal	0.57	0.70	1.07	1.30
Shopping Centers:	Chile	0.04	0.06	0.08	0.11
	Argentina	0.07	0.06	0.13	0.13
	Peru	0.04	0.02	0.07	0.05
	Shopping Centers subtotal	0.05	0.06	0.10	0.11

Increase (decrease) in Nominal Same Store Sales in LOCAL CURRENCY		2012	2011	2012	2011

Supermarkets:	Chile	5.0%	4.4%	5.8%	4.9%
	Argentina	19.2%	23.0%	20.6%	23.4%
	Brazil	1.7%	3.5%	2.2%	4.0%
	Peru	4.3%	4.5%	6.4%	3.1%
Home Improvement Stores:	Chile	7.8%	1.7%	5.3%	6.4%
	Argentina	31.0%	26.2%	30.5%	27.1%
	Colombia	5.3%	12.1%	8.3%	10.3%
Department Stores:	Chile	5.5%	-1.9%	7.3%	6.4%

CONSOLIDATED INCOME DATA

(In millions of Chilean pesos as of June 30th, 2012)

	Second Quarter			Six-Month, ended June 30th
	2012	2011	D%	2012	2011	D%
	MM Ch$	MM Ch$		MM Ch$	MM Ch$
Net revenues	2,197,784	1,807,214	21.6%	4,366,693	3,545,848	23.1%
Cost of sales	(1,573,368)	(1,282,190)	22.7%	(3,139,475)	(2,520,167)	24.6%

Gross profit	624,416	525,024	18.9%	1,227,218	1,025,681	19.6%
Selling and administrative expenses	(526,686)	(399,266)	31.9%	(1,010,578)	(781,317)	29.3%
Other income by function	19,502	9,959	95.8%	41,921	24,039	74.4%
Other gain (Losses)	(272)	(3,234)	-91.6%	(8,511)	(2,658)	220.2%

Operating income	116,960	132,483	-11.7%	250,050	265,745	-5.9%
Participation in profit or loss of equity method associates	1,140	502	127.3%	2,240	1,689	32.6%
Financial Income	1,881	2,224	-15.5%	4,688	5,913	-20.7%
Finance Costs [for Non-Financial Activities]	(48,230)	(35,329)	36.5%	(98,014)	(69,283)	41.5%
Income (loss) from foreign exchange variations	(9,226)	1,723	-635.6%	(2,607)	(1,957)	33.2%
Result of indexation units	(5,381)	(10,518)	-48.8%	(14,029)	(16,777)	-16.4%

Non-operating income (loss)	(59,816)	(41,399)	44.5%	(107,721)	(80,415)	34.0%

Income before income taxes	57,143	91,085	-37.3%	142,330	185,330	-23.2%
Income taxes	(20,441)	(26,712)	-23.5%	(48,752)	(52,098)	-6.4%

Profit (Loss)	36,702	64,373	-43.0%	93,578	133,232	-29.8%

Profit (Loss) Attributable to Equity Holders of Parent	36,167	61,521	-41.2%	90,582	127,325	-28.9%
Profit (Loss) Attributable to Minority Interest	535	2,851	-79.4%	2,995	5,907	-49.3%

Net income per share	15.3	27.2	-43.5%	38,4	56,2	-31.6%
Net income per ADS	46	408	-88.7%	115	844	-86.3%
Number of shares outstanding (in millions)	2,356	2,264		2,356	2,264

Cash Flow Data
Net cash provided by (used in):
Operating activities	106,138	77,352	37.2%	144,000	64,774	122.3%
Financing activities	328,594	(151,172)	-317.4%	495,749	69,809	610.1%

Investing activities	(434,064)	(31,094)	-1496.0%	(679,017)	(191,181)	255.2%
Other Financial Information
Organic Capex	(176,441)	(135,518)	30.2%	(321,553)	(235,294)	36.7%
Acquisitions	(242,682)	0		(362,083)	0
Depreciation	34,535	28,469	21.3%	66,529	57,982	14.7%
Revalued & Fair Value Call & Badwill Johnson	8,718	8,211	6.2%	22,901	20,362	12.5%
EBITDA	138,027	152,658	-9.6%	302,185	306,682	-1.5%
Adjusted EBITDA	134,429	153,242	-12.3%	279,660	305,054	-8.3%
Financial Ratios
Gross margin	28.4%	29.1%	-0.6Pt	28.1%	28.9%	-0.82Pt
Operating margin	5.3%	7.3%	-2.0Pt	5.7%	7.5%	-1.77Pt
Net margin	1.7%	3.6%	-1.9Pt	2.1%	3.8%	-1.6Pt
EBITDA margin	6.3%	8.4%	-2.2Pt	6.9%	8.6%	-1.7Pt

Adjusted EBITDA (Foreign exchange variations)	6.1%	8.5%	-2.4Pt	6.4%	8.6%	-2.2Pt

CENCOSUD S.A. - SELECTED FINANCIAL DATA BY BUSINESS SEGMENT

(In millions of Chilean pesos as of June 30th, 2012 )

	Second Quarter			Six-Month, ended June 30th
	2012	2011	Δ%	2012	2011	Δ%
	MM Ch$	MM Ch$		MM Ch$	MM Ch$
Net Revenues:	2,197,784	1,807,214	21.6%	4.366.693	3.545.848	23.1%
Supermarkets	1,620,307	1,319,720	22.8%	3.236.210	2.587.947	25.0%
Home improvement	254,414	215,816	17.9%	513.734	442.990	16.0%
Department stores	211,395	165,572	27.7%	395.875	309.184	28.0%
Shopping centers	36,731	30,912	18.8%	69.543	60.470	15.0%
Financial services	71,672	72,243	-0.8%	144.122	138.213	4.3%
Others	3,265	2,951	10.6%	7.210	7.045	2.3%

Cost of Good:	(1,573,368)	(1,282,190)	22.7%	(3.139.475)	(2.520.167)	24.6%
Supermarkets	(1,216,719)	(990,115)	22.9%	(2.435.889)	(1.946.946)	25.1%
Home improvement	(174,491)	(148,544)	17.5%	(352.412)	(305.694)	15.3%
Department stores	(148.738)	(116.208)	28.0%	(285.795)	(220.254)	29.8%
Shopping centers	(5.006)	(4.039)	23.9%	(10.105)	(8.677)	16.5%
Financial services	(27.495)	(21.106)	30.3%	(53.955)	(35.610)	51.5%
Others	(921)	(2.178)	57.7%	(1.319)	(2.987)	55.8%

Gross Profit:	624.416	525.024	18.9%	1.227.218	1.025.681	19.6%
Supermarkets	403.588	329.604	22.4%	800.321	641.001	24.9%
Home improvement	79.924	67.272	18.8%	161.322	137.296	17.5%
Department stores	62.657	49.364	26.9%	110.080	88.929	23.8%
Shopping centers	31.725	26.873	18.1%	59.437	51.793	14.8%
Financial services	44.177	51.137	-13.6%	90.168	102.603	-12.1%
Others	2.345	773	-203.3%	5.891	4.058	-45.1%

SG&A Expenses:	(526.686)	(399.266)	31.9%	(1.010.578)	(781.317)	29.3%
Supermarkets	(346.179)	(258.688)	33.8%	(669.625)	(507.721)	31.9%
Home improvement	(70.469)	(57.268)	23.1%	(131.144)	(109.548)	19.7%
Department stores	(55.003)	(38.181)	44.1%	(106.184)	(75.600)	40.5%
Shopping centers	(5.691)	(4.301)	32.3%	(13.317)	(9.727)	36.9%
Financial services	(28.698)	(22.771)	26.0%	(51.243)	(45.301)	13.1%
Others	(20.646)	(18.057)	14.3%	(39.064)	(33.420)	16.9%

Operating Income:	116.960	132.483	-11.7%	250.050	265.745	-5.9%
Supermarkets	57.409	70.916	-19.0%	130.695	133.280	-1.9%
Home improvement	9.455	10.005	-5.5%	30.178	27.748	8.8%
Department stores	7.655	11.184	-31.6%	3.896	13.329	-70.8%
Shopping centers	26.034	22.572	15.3%	46.120	42.066	9.6%
Financial services	15.479	28.366	-45.4%	38.924	57.302	-32.1%
Others	928	(10.559)	108.8%	237	(7.980)	103.0%

EBITDA:	138.027	152.658	-9.6%	302.185	306.682	-1.5%
Supermarkets	79.355	90.580	-12.4%	173.848	173.285	0.3%
Home improvement	13.777	14.025	-1.8%	38.788	36.088	7.5%
Department stores	14.916	15.405	-3.2%	17.305	21.736	-20.4%
Shopping centers	45.820	31.893	43.7%	88.444	65.318	35.4%
Financial services	16.507	28.960	-43.0%	40.528	58.836	-31.1%
Others	(32.348)	(28.205)	-14.7%	(56.728)	(48.581)	-16.8%

CENCOSUD S.A. – SELECTED FINANCIAL DATA BY BUSINESS SEGMENT AND COUNTRY

(In millions of Chilean pesos as of June 30th, 2012 )

		Second Quarter			Six-Month, ended June 30th
		2012	2011	D %	2012	2011	D %
		MM Ch$	MM Ch$		MM Ch$	MM Ch$
Supermarkets:	Chile	489.289	432.123	13,2%	959.737	844.482	13,6%
	Argentina	435.857	362.989	20,1%	861.579	719.414	19,8%
	Brazil	525.043	384.801	36,4%	1.076.113	743.468	44,7%
	Peru	170.118	139.807	21,7%	338.780	280.582	20,7%
	Subtotal	1.620.307	1.319.720	22,8%	3.236.210	2.587.947	25,0%

Home Improvement:	Chile	96.620	89.607	7,8%	196.289	185.294	5,9%
	Argentina	147.232	116.932	25,9%	296.065	239.299	23,7%
	Colombia	10.562	9.277	13,8%	21.380	18.397	16,2%
	Subtotal	254.414	215.816	17,9%	513.734	442.990	16,0%

Department Stores:	Chile	211.395	165.572	27,7%	395.875	309.184	28,0%
	Subtotal	211.395	165.572	27,7%	395.875	309.184	28,0%

Shopping Centers:	Chile	18.647	15.850	17,6%	35.101	30.472	15,2%
	Argentina	16.280	13.785	18,1%	31.052	27.366	13,5%
	Peru	1.803	1.277	41,2%	3.390	2.633	28,8%
	Subtotal	36.731	30.912	18,8%	69.543	60.470	15,0%

Financial Services:	Chile	56.721	60.209	-5,8%	115.328	116.296	-0,8%
	Argentina	10.804	8.556	26,3%	21.143	15.651	35,1%
	Brazil	1.201	1.893	-36,6%	2.350	3.731	-37,0%
	Peru	2.947	1.586	85,9%	5.300	2.535	109,1%
	Subtotal	71.672	72.243	-0,8%	144.122	138.213	4,3%

Others:	Chile	-114	4	n.a.	1.367	2.488	-45,1%
	Argentina	3.031	2.054	47,6%	5.204	3.124	66,6%
	Peru	347	893	-61,1%	639	1.433	-55,4%
	Subtotal	3.265	2.951	10,6%	7.210	7.045	2,3%

TOTAL NET REVENUES		2.197.784	1.807.214	21,6%	4.366.693	3.545.848	23,1%

Supermarkets:	Chile	-371.446	-328.677	13,0%	-732.072	-645.635	13,4%
	Argentina	-305.219	-257.778	18,4%	-605.678	-512.281	18,2%
	Brazil	-411.486	-298.293	37,9%	-841.175	-577.686	45,6%
	Peru	-128.567	-105.368	n.a.	-256.963	-211.344	n.a.
	Subtotal	-1.216.719	-990.115	22,9%	-2.435.889	-1.946.946	25,1%

Home Improvement:	Chile	-71.252	-65.551	8,7%	-144.900	-136.029	6,5%
	Argentina	-95.381	-76.264	25,1%	-191.676	-156.410	22,5%
	Colombia	-7.857	-6.729	16,8%	-15.837	-13.255	19,5%
	Subtotal	-174.491	-148.544	17,5%	-352.412	-305.694	15,3%

Department Stores:	Chile	-148.738	-116.208	28,0%	-285.795	-220.254	29,8%
	Subtotal	-148.738	-116.208	28,0%	-285.795	-220.254	29,8%

Shopping Centers:	Chile	-620	-485	27,7%	-2.395	-2.066	15,9%
	Argentina	-4.105	-3.241	26,7%	-7.198	-6.244	15,3%
	Peru	-281	-313	n.a.	-512	-367	n.a.
	Subtotal	-5.006	-4.039	23,9%	-10.105	-8.677	16,5%

Financial Services:	Chile	-21.921	-16.823	30,3%	-43.919	-28.788	52,6%
	Argentina	-2.563	-3.005	-14,7%	-5.254	-5.051	4,0%
	Peru	-3.011	-1.278	135,6%	-4.781	-1.771	169,9%
	Subtotal	-27.495	-21.106	30,3%	-53.955	-35.610	51,5%

Others:	Chile	-110	-740	-85,1%	-228	-1.150	-80,2%
	Argentina	-790	-1.110	-28,8%	-1.035	-1.314	-21,2%
	Peru	-21	-329	180,0%	-56	-523	152,4%
	Subtotal	-921	-2.178	-57,7%	-1.319	-2.987	-55,8%

TOTAL COST OF SALES		-1.573.368	-1.282.190	22,7%	-3.139.475	-2.520.167	24,6%

Supermarkets:	Chile	117.843	103.447	13,9%	227.665	198.847	14,5%
	Argentina	130.638	105.211	24,2%	255.901	207.133	23,5%
	Brazil	113.556	86.508	31,3%	234.938	165.782	41,7%
	Peru	41.551	34.439	20,7%	81.817	69.238	18,2%
	Subtotal	403.588	329.604	22,4%	800.321	641.001	24,9%

Home Improvement:	Chile	25.368	24.056	5,5%	51.389	49.266	4,3%
	Argentina	51.851	40.668	27,5%	104.389	82.889	25,9%
	Colombia	2.705	2.548	6,2%	5.544	5.142	7,8%
	Subtotal	79.924	67.272	18,8%	161.322	137.296	17,5%

Department Stores:	Chile	62.657	49.364	26,9%	110.080	88.929	23,8%
	Subtotal	62.657	49.364	26,9%	110.080	88.929	23,8%

Shopping Centers:	Chile	18.028	15.365	17,3%	32.706	28.406	15,1%
	Argentina	12.175	10.543	15,5%	23.854	21.122	12,9%
	Peru	1.522	964	57,9%	2.878	2.265	27,0%
	Subtotal	31.725	26.873	18,1%	59.437	51.793	14,8%

Financial Services:	Chile	34.800	43.387	-19,8%	71.409	87.508	-18,4%
	Argentina	8.241	5.550	48,5%	15.889	10.600	49,9%
	Brazil	1.201	1.893	-36,6%	2.350	3.731	-37,0%
	Peru	-64	307	-120,9%	519	763	-32,0%
	Subtotal	44.177	51.137	-13,6%	90.168	102.603	-12,1%

Others:	Chile	-224	-736	-69,6%	1.139	1.338	-14,9%
	Argentina	2.242	944	137,4%	4.169	1.810	130,3%
	Peru	326	565	-42,2%	583	911	-36,0%
	Subtotal	2.345	773	203,3%	5.891	4.058	45,1%

TOTAL GROSS PROFIT		624.416	525.024	18,9%	1.227.218	1.025.681	19,6%

CONSOLIDATED BALANCE SHEETS DATA

(In millions of Chilean pesos as of June 30th, 2012 )

	Jun 2012	Dec 2011	Δ%
	MM Ch$	MM Ch$
Current Assets:
Cash and Cash Equivalents	104.708	145.315	-27,9%
Other Financial Assets, Current	55.029	221.929	-75,2%
Other Non-Financial Assets, Current	11.364	12.259	-7,3%
Trade and Other Receivables, Net, Current	883.592	930.381	-5,0%
Accounts receivable from related parties, Current	471	82	n.a.
Inventories	825.606	769.472	7,3%
Tax Assets, Current	15.691	6.962	125,4%

Total Current Assets	1.896.460	2.086.401	-9,1%

Non-Current Assets:
Other Financial Assets, Non-Current	37.194	46.980	-20,8%
Other Non-Financial Assets, Non-Current	34.863	35.052	-0,5%
Trade and Other Receivables, Net, Non-Current	152.462	194.444	-21,6%
Equity Method Accounted Investments in Associates	39.667	38.830	2,2%
Intangible Assets, Net	538.346	526.758	2,2%
Capital gain	1.111.140	1.001.779	10,9%
Property, Plant and Equipment, Net	2.345.400	2.260.289	3,8%
Investment Property	1.398.312	1.310.143	6,7%
Current tax assets, Non-Current	9.359	0
Deferred Tax Assets	170.482	154.163	10,6%

Total Non-Current Assets	5.837.225	5.568.438	4,8%

TOTAL ASSETS	7.733.686	7.654.839	1,0%

Current Liabilities:
Other Financial Liabilities, Current	836.028	578.823	44,4%
Trade and Other Payables, Current	1.391.660	1.550.821	-10,3%
Notes and accounts payable to related companies, Current	943	1.448	-34,8%
Provisions, Current	23.232	16.063	44,6%
Current Tax Payables	26.839	40.490	-33,7%
Current provisions for employee benefits	68.655	68.650	0,0%
Other Non-Financial Liabilities, Current	38.421	71.050	-45,9%

Total Current Liabilities	2.385.779	2.327.345	2,5%

Non-Current Liabilities:
Other Financial Liabilities, Non-Current	1.875.094	1.872.951	0,1%
Trade and Other Payables, Non-Current	9.736	11.151	-12,7%
Provisions, Non-Current	81.893	83.151	-1,5%
Deferred Tax Liabilities	324.167	313.536	3,4%
Other Non-Financial Liabilities, Non current	76.694	82.722	-7,3%

Total Non-Current Liabilities	2.367.584	2.363.511	0,2%

Equity:
Issued Capital	1.256.018	927.804	35,4%
Issued Premium	380.154	477.341	-20,4%
Other Reserves	-397.490	-202.722	96,1%
Retained Earnings (Accumulated Losses)	1.740.759	1.673.810	4,0%

Equity Attributable to Equity Holders of Parent	2.979.440	2.876.233	3,6%

Minority Interest	882	87.751	-99,0%

Total Equity	2.980.322	2.963.984	0,6%

TOTAL EQUITY AND LIABILITIES	7.733.686	7.654.839	1,0%

Reconciliation of Non-IFRS Measures to (Profit/Loss)

This earnings release makes reference to certain non-IFRS measures, namely EBIT, EBITDA and Adjusted EBITDA. These non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’ results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

EBIT represents profit attributable to controlling shareholders before net interest expense and income taxes. EBITDA represents EBIT plus depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect items set forth in the table below. We have included EBIT, EBITDA and Adjusted EBITDA to provide investors with a supplemental measure of our operating performance.

We believe EBIT, EBITDA and Adjusted EBITDA are an important supplemental measure of operating performance because they eliminate items that have less bearing on our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use EBITDA in the evaluation of issuers, many of which present EBITDA when reporting their results.

Our management also uses EBITDA and Adjusted EBITDA in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, assess our ability to meet our future debt service, capital expenditure and working capital requirements and assess our ability to pay dividends on our capital stock.

EBIT, EBITDA and Adjusted EBITDA have important limitations as analytical tools. For example, neither EBIT, EBITDA nor Adjusted EBITDA reflect (a) our cash expenditures, or future requirements for capital expenditures or contractual commitments; (b) changes in, or cash requirements for, our working capital needs; (c) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and (d) tax payments or distributions to our parent to make payments with respect to taxes attributable to us that represent a reduction in cash available to us. Although we consider the items excluded in the calculation of non-IFRS measures to be less relevant to evaluate our performance, some of these items may continue to take place and accordingly may reduce the cash available to us.

We believe that the presentation of the non-IFRS measures described above is appropriate. However, these non-IFRS measures have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under IFRS. Because of these limitations, we primarily rely on our results as reported in accordance with IFRS and use EBIT, EBITDA and Adjusted EBITDA only supplementally. In addition, because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented in this report is not, comparable to similarly titled measures reported by other companies.

A reconciliation of our profit (loss) attributable to controlling shareholders, the most directly comparable IFRS financial measure, to EBITDA and to Adjusted EBITDA is set forth below:

	Second Quarter			Six-Month, ended June 30th
	2012	2011	Δ%	2012	2011	Δ%
	MM Ch$	MM Ch$		MM Ch$	MM Ch$

Profit (Loss)	36,702	64,373	-43.0%	93,578	133,232	-29.8%
Financial Income	1,881	2,224	-15.5%	4,688	5,913	-20.7%
Finance Costs	-48,230	-35,329	36.5%	-98,014	-69,283	41.5%
Income taxes	-20,441	-26,712	-23.5%	-48,752	-52,098	-6.4%
Depreciation	-34,535	-28,469	21.3%	-66,529	-57,982	14.7%
EBITDA	138,027	152,658	-9.6%	302,185	306,682	-1.5%

Quarter ended June 30, 2012 (in millions of Ch$)

Reconciliation of our profit (loss) attributable to controlling shareholders to EBITDA and to Adjusted EBITDA per business segment

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	58,542	45,348	9,502	7,743	15,534	(100,501)	36,167
Profit attributable to non-controlling shareholders	0	0	0	0	0	535	535
Net Income	58,542	45,348	9,502	7,743	15,534	(99,966)	36,702
Financial Expense (net)	0	0	0	0	0	(46,349)	(46,349)
Income Tax Charge	0	0	0	0	0	(20,441)	(20,441)
EBIT	58,542	45,348	9,502	7,743	15,534	(33,176)	103,492
Depreciation and Amortization	20,813	473	4,274	7,173	973	828	34,535
EBITDA	79,355	45,820	13,777	14,916	16,507	(32,348)	138,027
Exchange differences	0	0	0	0	0	(9,226)	(9,226)
Increase on Revaluation of Investment Properties (1)	0	18,205	0	0	0	0	18,205
(Losses) gains from indexation	0	0	0	0	0	(5,381)	(5,381)
Adjusted EBITDA	79,355	27,615	13,777	14,916	16,507	-17,741	134,429

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows

Six months ended June 30, 2012 (in millions of Ch$)

Reconciliation of our profit (loss) attributable to controlling shareholders to EBITDA and to Adjusted EBITDA per business segment

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	133,137	87,491	30,282	4,080	38,979	(203,387)	90,582
Profit attributable to non-controlling shareholders	0	0	0	0	0	2,995	2,995
Net Income	133,137	87,491	30,282	4,080	38,979	(200,391)	93,578
Financial Expense (net)	0	0	0	0	0	(93,326)	(93,326)
Income Tax Charge	0	0	0	0	0	(48,752)	(48,752)
EBIT	133,137	87,491	30,282	4,080	38,979	(58,314)	235,655
Depreciation and Amortization	40,711	952	8,506	13,225	1,549	1,586	66,529
EBITDA	173,848	88,444	38,788	17,305	40,528	(56,728)	302,185
Exchange differences	0	0	0	0	0	(2,607)	(2,607)
Increase on Revaluation of Investment Properties (1)	0	39,160	0	0	0	0	39,160
(Losses) gains from indexation	0	0	0	0	0	(14,029)	(14,029)
Adjusted EBITDA	173,848	49,284	38,788	17,305	40,528	-40,093	279,660

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows

Quarter ended June 30, 2011 (in millions of Ch$)

Reconciliation of our profit (loss) attributable to controlling shareholders to EBITDA and to Adjusted EBITDA per business segment

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	72,700	31,346	10,041	11,188	28,227	(91,981)	61,521
Profit attributable to non-controlling shareholders	0	0	0	0	0	2,851	2,851
Net Income	72,700	31,346	10,041	11,188	28,227	(89,129)	64,373
Financial Expense (net)	0	0	0	0	0	(33,104)	(33,104)
Income Tax Charge	0	0	0	0	0	(26,712)	(26,712)
EBIT	72,700	31,346	10,041	11,188	28,227	(29,313)	124,189
Depreciation and Amortization	17,880	547	3,984	4,217	733	1,107	28,469
EBITDA	90,580	31,893	14,025	15,405	28,960	(28,205)	152,658
Exchange differences	0	0	0	0	0	1,723	1,723
Increase on Revaluation of Investment Properties (1)	0	8,211	0	0	0	0	8,211
(Losses) gains from indexation	0	0	0	0	0	(10,518)	(10,518)
Adjusted EBITDA	90,580	23,682	14,025	15,405	28,960	-19,410	153,242

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows

Six months ended June 30, 2011 (in millions of Ch$)

Reconciliation of our profit (loss) attributable to controlling shareholders to EBITDA and to Adjusted EBITDA per business segment

Information by Segment	Supermarkets	Shopping Centers	Home Improvement	Department Stores	Financial Services	Other	Consolidated Total
Profit (loss) attributable to controlling shareholders	136,787	64,179	27,819	13,334	57,321	(172,116)	127,325
Profit attributable to non-controlling shareholders	0	0	0	0	0	5,907	5,907
Net Income	136,787	64,179	27,819	13,334	57,321	(166,208)	133,232
Financial Expense (net)	0	0	0	0	0	(63,370)	(63,370)
Income Tax Charge	0	0	0	0	0	(52,098)	(52,098)
EBIT	136,787	64,179	27,819	13,334	57,321	(50,740)	248,700
Depreciation and Amortization	36,498	1,139	8,269	8,402	1,516	2,159	57,982
EBITDA	173,285	65,318	36,088	21,736	58,836	(48,581)	306,682
Exchange differences	0	0	0	0	0	(1,957)	(1,957)
Increase on Revaluation of Investment Properties (1)	0	20,362	0	0	0	0	20,362
(Losses) gains from indexation	0	0	0	0	0	(16,777)	(16,777)
Adjusted EBITDA	173,285	44,956	36,088	21,736	58,836	-29,847	305,054

(1)	Represents a fair value adjustment of investment properties, through the application of discounted cash flows